Exhibit 99.1

PRESS RELEASE

AerCap Signs Corporate Debt Facility for $120 Million With UBS

Amsterdam, The Netherlands; April 5, 2010 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has signed a corporate debt facility agreement for $120 million with UBS as lead arranger. The facility has a term of five years and will be used for general corporate purposes.

Paul Rofe, Group Treasurer of AerCap said: “With this corporate facility from UBS we have further diversified our sources of capital. This facility provides financing for general corporate purposes and allows AerCap to pursue additional investment opportunities. With the conclusion of this facility we have now closed $350 million of new debt in 2010 which brings the total amount of debt accessed by us in the last 24 months to $5.3 billion.”

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media:	Contact for Investors:
Frauke Oberdieck	Peter Wortel
+31 20 655 9616	+31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com